UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35330
CUSIP NUMBER 532403201

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	June 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Lilis Energy, Inc.
Full Name of Registrant

Recovery Energy, Inc.
Former Name if Applicable

216 16th Street, Suite #1350
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lilis Energy, Inc. (the “Company”), is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2016 (the “Form 10-Q”) within the prescribed time period, because the Company requires additional time to prepare and finalize certain disclosures necessary for the completion of its financial statements.  The delay could not be eliminated without unreasonable effort or expense.  In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its quarterly report on Form 10-Q no later than five calendar days following the prescribed due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kevin Nanke	303	893-9000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue was $990,000 for the three months ended June 30, 2016, compared to $172,000 for the three months ended June 30, 2015, representing an increase of $818,000 or 475.6%. The increase in revenue was primarily attributable to the new Noble wells.

This increase has been off-set by the 35% decrease in realized price per BOE from $40.06 for the three months ended June 30, 2015 to $25.88 for the three months ended June 30, 2016. During the three months ended June 30, 2016 and 2015, oil and gas production amounts were 37,972 and 4,070 BOE, respectively, representing an increase of 33,902 BOE, or 833%.

Total revenue was $1,032,000 for the six months ended June 30, 2016, compared to $290,000 for the six months ended June 30, 2015, representing an increase of $742,000, or 256%. The increase in revenue was primarily attributable to the new Noble wells drilled in the fourth quarter of 2015 through the second quarter of 2016.

This increase has been off-set by the 32% decrease in realized price per BOE from $37.67 for the six months ended June 30, 2015 to $25.72 for the six months ended June 30, 2016. During the six months ended June 30, 2016 and 2015, oil and gas production amounts were 39,748 and 7,283 BOE, respectively, representing an increase of 32,465 BOE, or 446%.

Lilis Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2016	By:	/s/ Kevin Nanke
Kevin Nanke
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).